SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30902; 812-14260]

Elkhorn Securities, LLC and Elkhorn Unit Trust; Notice of Application

February 3, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under (a) section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from sections 2(a)(32), 2(a)(35), 14(a), 19(b), 22(d) and 26(a)(2)(C) of

the Act and rules 19b-1 and rule 22c-1 thereunder and (b) sections 11(a) and 11(c) of the Act for

approval of certain exchange and rollover privileges.

Applicants: Elkhorn Securities, LLC ("Elkhorn") and Elkhorn Unit Trust.[1]

Summary of Application: Applicants request an order to permit certain unit investment trusts to:

(a) impose sales charges on a deferred basis and waive the deferred sales charge in certain cases;

(b) offer unitholders certain exchange and rollover options; (c) publicly offer units without

requiring the Depositor to take for its own account $100,000 worth of units; and (d) distribute

capital gains resulting from the sale of portfolio securities within a reasonable time after receipt.

Filing Dates: The application was filed on January 9, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on February 28, 2014, and

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[1]   Applicants also request relief for future unit investment trusts (collectively, with Elkhorn Unit Trust, the "Trusts") and series of the Trusts ("Series") that are sponsored by Elkhorn or any entity controlling, controlled by or under common control with Elkhorn (together with Elkhorn, the "Depositors"). Any future Trust and Series that relies on the requested order will comply with the terms and conditions of the application. All existing entities that currently intend to rely on the requested order are named as applicants.

should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, 207 Reber Street, Suite 201, Wheaton, Illinois 60187.

For Further Information Contact: Bruce R. MacNeil, Senior Counsel, at (202) 551-6817, or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Elkhorn Unit Trust is a unit investment trust ("UIT") that is registered under the Act. Any future Trust will be a registered UIT. Elkhorn, a Delaware limited liability company, will be registered under the Securities Exchange Act of 1934 as a broker-dealer and is the Depositor of Elkhorn Unit Trust. Each Series will be created by a trust indenture between the Depositor and a banking institution or trust company as trustee ("Trustee").

2.   The Depositor acquires a portfolio of securities, which it deposits with the Trustee in exchange for certificates representing units of fractional undivided interest in the Series' portfolio ("Units"). The Units are offered to the public through the Depositor and dealers at a price which,

during the initial offering period, is based upon the aggregate market value of the underlying

securities, or, the aggregate offering side evaluation of the underlying securities if the underlying

securities are not listed on a securities exchange, plus a front-end sales charge, a deferred sales

charge or both. The maximum sales charge may be reduced in compliance with rule 22d-1 under

the Act in certain circumstances, which are disclosed in the Series' prospectus.

3.   The Depositor may, but is not legally obligated to, maintain a secondary market for

Units of an outstanding Series. Other broker-dealers may or may not maintain a secondary market

for Units of a Series. If a secondary market is maintained, investors will be able to purchase Units

on the secondary market at the current public offering price plus a front-end sales charge. If such a

market is not maintained at any time for any Series, holders of the Units ("Unitholders") of that

Series may redeem their Units through the Trustee.

A.   Deferred Sales Charge and Waiver of Deferred Sales Charge under Certain Circumstances

1.   Applicants request an order to the extent necessary to permit one or more Series to

impose a sales charge on a deferred basis ("DSC"). For each Series, the Depositor would set a

maximum sales charge per Unit, a portion of which may be collected "up front" (i.e., at the time an

investor purchases the Units). The DSC would be collected subsequently in installments

("Installment Payments") as described in the application. The Depositor would not add any amount

for interest or any similar or related charge to adjust for such deferral.

2. When a Unitholder redeems or sells Units, the Depositor intends to deduct any unpaid

DSC from the redemption or sale proceeds. When calculating the amount due, the Depositor will

assume that Units on which the DSC has been paid in full are redeemed or sold first. With respect

to Units on which the DSC has not been paid in full, the Depositor will assume that the Units held

for the longest time are redeemed or sold first. Applicants represent that the DSC collected at the

time of redemption or sale, together with the Installment Payments and any amount collected up front, will not exceed the maximum sales charge per Unit. Under certain circumstances, the Depositor may waive the collection of any unpaid DSC in connection with redemptions or sales of Units. These circumstances will be disclosed in the prospectus for the relevant Series and implemented in accordance with rule 22d-1 under the Act.

3.   Each Series offering Units subject to a DSC will state the maximum charge per Unit in its prospectus. In addition, the prospectus for such Series will include the table required by Form N-1A (modified as appropriate to reflect the difference between UITs and open-end management investment companies) and a schedule setting forth the number and date of each Installment Payment, along with the duration of the collection period. The prospectus also will disclose that portfolio securities may be sold to pay the DSC if distribution income is insufficient and that securities will be sold pro rata, if practicable, otherwise a specific security will be designated for sale.

B.   Exchange Option and Rollover Option

1.   Applicants request an order to the extent necessary to permit Unitholders of a Series to exchange their Units for Units of another Series ("Exchange Option") and Unitholders of a Series that is terminating to exchange their Units for Units of a new Series of the same type ("Rollover Option"). The Exchange Option and Rollover Option would apply to all exchanges of Units sold with a front-end sales charge, a DSC or both.

2.   A Unitholder who purchases Units under the Exchange Option or Rollover Option would pay a lower sales charge than that which would be paid for the Units by a new investor. The reduced sales charge will be reasonably related to the expenses incurred in connection with the administration of the DSC program, which may include an amount that will fairly and adequately

compensate the Depositor and participating underwriters and brokers for their services in providing the DSC program.

Applicants' Legal Analysis:

A.   DSC and Waiver of DSC

1.   Section 4(2) of the Act defines a "unit investment trust" as an investment company that issues only redeemable securities. Section 2(a)(32) of the Act defines a "redeemable security" as a security that, upon its presentation to the issuer, entitles the holder to receive approximately his or her proportionate share of the issuer's current net assets or the cash equivalent of those assets. Rule 22c-1 under the Act requires that the price of a redeemable security issued by a registered investment company for purposes of sale, redemption or repurchase be based on the security's current net asset value ("NAV"). Because the collection of any unpaid DSC may cause a redeeming Unitholder to receive an amount less than the NAV of the redeemed Units, applicants request relief from section 2(a)(32) and rule 22c-1.

2.   Section 22(d) of the Act and rule 22d-1 under the Act require a registered investment company and its principal underwriter and dealers to sell securities only at the current public offering price described in the investment company's prospectus, with the exception of sales of redeemable securities at prices that reflect scheduled variations in the sales load. Section 2(a)(35) of the Act defines the term "sales load" as the difference between the sales price and the portion of the proceeds invested by the depositor or trustee. Applicants request relief from section 2(a)(35) and section 22(d) to permit waivers, deferrals or other scheduled variations of the sales load.

3.   Under section 6(c) of the Act, the Commission may exempt classes of transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and

provisions of the Act. Applicants state that their proposal meets the standards of section 6(c).

Applicants state that the provisions of section 22(d) are intended to prevent (a) riskless trading in

investment company securities due to backward pricing, (b) disruption of orderly distribution by

dealers selling shares at a discount, and (c) discrimination among investors resulting from different

prices charged to different investors. Applicants assert that the proposed DSC program will present

none of these abuses. Applicants further state that all scheduled variations in the sales load will be

disclosed in the prospectus of each Series and applied uniformly to all investors, and that applicants

will comply with all the conditions set forth in rule 22d-1.

4.   Section 26(a)(2)(C) of the Act, in relevant part, prohibits a trustee or custodian of a

UIT from collecting from the trust as an expense any payment to the trust's depositor or principal

underwriter. Because the Trustee's payment of the DSC to the Depositor may be deemed to be an

expense under section 26(a)(2)(C), applicants request relief under section 6(c) from section

26(a)(2)(C) to the extent necessary to permit the Trustee to collect Installment Payments and

disburse them to the Depositor. Applicants submit that the relief is appropriate because the DSC is

more properly characterized as a sales load.

B.   Exchange Option and Rollover Option

1. Sections 11(a) and 11(c) of the Act prohibit any offer of exchange by a UIT for the

securities of another investment company unless the terms of the offer have been approved in

advance by the Commission. Applicants request an order under sections 11(a) and 11(c) for

Commission approval of the Exchange Option and the Rollover Option.

C.   Net Worth Requirement

1.   Section 14(a) of the Act requires that a registered investment company have $100,000

of net worth prior to making a public offering. Applicants state that each Series will comply with

this requirement because the Depositor will deposit more than $100,000 of securities. Applicants

assert, however, that the Commission has interpreted section 14(a) as requiring that the initial

capital investment in an investment company be made without any intention to dispose of the

investment. Applicants state that, under this interpretation, a Series would not satisfy section 14(a)

because of the Depositor's intention to sell all the Units of the Series.

2. Rule 14a-3 under the Act exempts UITs from section 14(a) if certain conditions are

met, one of which is that the UIT invest only in "eligible trust securities," as defined in the rule.

Applicants state that they may not rely on rule 14a-3 because certain Series (collectively, "Equity

Series") will invest all or a portion of their assets in equity securities or shares of registered

investment companies which do not satisfy the definition of eligible trust securities.

3. Applicants request an exemption under section 6(c) of the Act to the extent necessary

to exempt the Equity Series from the net worth requirement in section 14(a). Applicants state that

the Series and the Depositor will comply in all respects with the requirements of rule 14a-3, except

that the Equity Series will not restrict their portfolio investments to "eligible trust securities."

D. Capital Gains Distribution

1. Section 19(b) of the Act and rule 19b-1 under the Act provide that, except under

limited circumstances, no registered investment company may distribute long-term gains more than

once every twelve months. Rule 19b-1(c), under certain circumstances, exempts a UIT investing in

eligible trust securities (as defined in rule 14a-3) from the requirements of rule 19b-1. Because the

Equity Series do not limit their investments to eligible trust securities, however, the Equity Series

will not qualify for the exemption in paragraph (c) of rule 19b-1. Applicants therefore request an

exemption under section 6(c) from section 19(b) and rule 19b-1 to the extent necessary to permit

capital gains earned in connection with the sale of portfolio securities to be distributed to

Unitholders along with the Equity Series' regular distributions. In all other respects, applicants will comply with section 19(b) and rule 19b-1.

2.   Applicants state that their proposal meets the standards of section 6(c). Applicants assert that any sale of portfolio securities would be triggered by the need to meet Trust expenses, Installment Payments, or by redemption requests, events over which the Depositor and the Equity Series do not have control. Applicants further state that, because principal distributions must be clearly indicated in accompanying reports to Unitholders as a return of principal and will be relatively small in comparison to normal dividend distributions, there is little danger of confusion from failure to differentiate among distributions.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

A.   DSC Relief and Exchange and Rollover Options

1.   Whenever the Exchange Option or Rollover Option is to be terminated or its terms are to be amended materially, any holder of a security subject to that privilege will be given prominent notice of the impending termination or amendment at least 60 days prior to the date of termination or the effective date of the amendment, provided that: (a) no such notice need be given if the only material effect of an amendment is to reduce or eliminate the sales charge payable at the time of an exchange, to add one or more new Series eligible for the Exchange Option or the Rollover Option, or to delete a Series which has terminated; and (b) no notice need be given if, under extraordinary circumstances, either (i) there is a suspension of the redemption of Units of the Series under section 22(e) of the Act and the rules and regulations promulgated thereunder, or (ii) a Series temporarily

delays or ceases the sale of its Units because it is unable to invest amounts effectively in accordance with applicable investment objectives, policies and restrictions.

2. An investor who purchases Units under the Exchange Option or Rollover Option will pay a lower sales charge than that which would be paid for the Units by a new investor.

3. The prospectus of each Series offering exchanges or rollovers and any sales literature or advertising that mentions the existence of the Exchange Option or Rollover Option will disclose that the Exchange Option and the Rollover Option are subject to modification, termination or suspension without notice, except in certain limited cases.

4. Any DSC imposed on a Series' Units will comply with the requirements of subparagraphs (1), (2) and (3) of rule 6c-10(a) under the Act.

5. Each Series offering Units subject to a DSC will include in its prospectus the disclosure required by Form N-1A relating to deferred sales charges (modified as appropriate to reflect the differences between UITs and open-end management investment companies) and a schedule setting forth the number and date of each Installment Payment.

B.   Net Worth Requirement

Applicants will comply in all respects with the requirements of rule 14a-3 under the Act, except that the Equity Series will not restrict their portfolio investments to "eligible trust securities."

For the Commission, by the Division of Investment Management, under delegated authority.

                              Kevin M. O'Neill
                              Deputy Secretary